UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DriveTime Automotive Group, Inc.
File No. 1-14759

DT Acceptance Corporation
File No. 333-169730

CF#28216

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DriveTime Automotive Group, Inc. and DT Acceptance Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on March 30, 2012.

Based on representations by DriveTime Automotive Group, Inc. and DT Acceptance Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through March 30, 2017
Exhibit 10.17	through March 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel